Report for the first quarter ended June 30, 2006

Infosys Technologies Limited
Regd. Office: Electronics City
Hosur Road , Bangalore 560 100, India
Tel : 91 80 2852 0261 Fax : 91 80 2852 0362

Letter to the shareholder

Dear Shareholder,

We are pleased to begin the 25th anniversary year of Infosys by reporting satisfactory growth. Consolidated revenues grew 45.6% over the corresponding quarter last fiscal, while consolidated net profits before exceptional items increased by 49.2%. In US GAAP terms, revenues grew by 38.7% over the corresponding quarter last fiscal. We have revised our revenue guidance for the year under US GAAP to a year-on-year growth rate of 35.4% - 35.9%, from 28% - 30% provided at the beginning of the year.

Our efforts to build the brand, develop our client base and expand strategic accounts have fueled our robust organic model. Today, we have 221 clients billing over $1 million, 11 clients billing over $50 million, and 2 clients billing over $100 million.

We have built critical scale, execution capabilities and end-to-end service offerings to take full advantage of the market opportunity. Consequently, services volumes have grown by 8.5% sequentially. Pricing remained stable. We maintained margins despite wage increases and increased visa investment. The depreciation of the rupee against the dollar and other currencies contributed positively to the operating margins by 2.2%

We added 38 new clients. Our growth during the quarter is driven mainly by the financial services, manufacturing and telecom sectors. Growth in Europe continues to be strong.

We combined innovation in service delivery and technology to provide high quality business transformation solutions to clients. We designed and developed an Inventory Management System for a European telecommunications services major to consolidate its multiple standalone systems. We are re-engineering the Electronic Data Interchange (EDI) platform for a leading manufacturer to improve operational efficiency across its European operations. A Fortune 100 pharmaceutical and medical devices manufacturer is using our expertise in strategic business transformation initiatives to achieve an efficient world-class IT services sourcing model. We are defining the product roadmap for corporate actions for a leading US financial services conglomerate and helping the company with a buy-or-build analysis.

Finacle®, our universal banking solution, continues to be a preferred choice for large global banks, with new wins in India and the Caribbean.

Process innovation continues to be strong. During the quarter, we filed one patent application in the United States and eight patent applications in India for process innovation in IT services. As of June 30, 2006, we have applied for 44 patents in India and the US.

SETLabs, our research and development arm, is developing Intellectual Property (IP) in business-critical areas such as Service Oriented Architecture, High Performance and Grid Computing, Convergence and Mobility, Business Process Management and Information Management.

Our employee policies and investments in education and training have made Infosys the employer of choice. We added 8,097 (gross) employees during the quarter. About 2,000 employees joined on a single day, which is the highest ever at Infosys. We continue to invest in creating a strong training and recruitment engine to meet our growth objectives.

On August 20, 2006, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turns 60 and will retire from the services of the company on that date as per the company's service rules. The Board has resolved to appoint Mr. Murthy as an Additional Director of the company and further resolved that he will serve as the Non-executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

The Board also resolved that Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the company, be re-designated as the Chief Executive Officer and Managing Director. Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director, will be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director. The changes will be effective from August 21, 2006.

On June 30, 2006, Infosys acquired 87,50,000 equity shares (23% on a fully diluted basis) of Progeon Limited from Citicorp International Finance Corporation for a consideration of Rs. 530 crore ($115.13 million). As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited. The net consideration of Rs. 309 crore after withholding taxes of Rs. 221 crore was remitted to Citicorp International Finance Corporation on June 30, 2006.

Infosys was included in the new NASDAQ Global Select Market on July 3, 2006. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world, based on financial and liquidity requirements.

We look forward to the quarter ahead with renewed faith in our business model's ability to deliver on our promise of growth. On your behalf, we thank all Infoscions.

	Nandan M. Nilekani	S. Gopalakrishnan
Bangalore	Chief Executive Officer, President	Chief Operating Officer
July 12, 2006	and Managing Director	and Deputy Managing Director

Select financial data (Consolidated) - As per Indian GAAP

Profit and loss account data for the quarter ended

in Rs. crore, except per share data
	June 30, 2006	June 30, 2005	Year-on-year Growth (%)	March 31, 2006	Sequential Growth (%)
Income from software services, products and business process management	3,015	2,071	45.6	2,624	14.9
Software development and business process management
expenses	1,666	1,104	50.9	1,422	17.2
GROSS PROFIT	1,349	967	39.5	1,202	12.2
Selling and marketing expenses	204	141	44.7	152	34.2
General and administration expenses	256	162	58.0	217	18.0
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION, EXCEPTIONAL ITEM AND MINORITY INTERESTS	889	664	33.9	833	6.7
Interest	-	-	-	-	-
Depreciation	106	80	32.5	144	(26.4)
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	783	584	34.1	689	13.6
Other income	128	28	357.1	72	77.8
Provision for investments	3	-	-	-	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND
EXCEPTIONAL ITEMS	908	612	48.4	761	19.3
Provision for taxation	106	80	32.5	81	30.9
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	802	532	50.8	680	17.9
Income on sale of investments, net of taxes	6	-	-	-	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND
BEFORE MINORITY INTEREST	808	532	51.9	680	18.8
Minority interest	8	-	-	7	14.3
NET PROFIT AFTER TAX, EXCEPTIONAL INTEREST AND MINORITY INTEREST	800	532	50.4	673	18.9
EARNINGS PER SHARE *
(Equity shares, par value Rs. 5/- each)
Before exceptional items
Basic	28.71	19.63	46.3	24.45	17.4
Diluted	28.04	19.08	47.0	23.84	17.6
After exceptional items
Basic	28.95	19.63	47.5	24.45	18.4
Diluted	28.27	19.08	48.2	23.84	18.6
* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006

Balance sheet data as of

in Rs. crore
	June 30, 2006	March 31, 2006
Sources of funds
Shareholders' funds	7,843	6,966
Minority interest	8	68
	7,851	7,034
Application of funds
Fixed assets	2,724	2,226
Investments	1,638	755
Sundry debtors	1,870	1,608
Cash and bank balances	1,272	3,429
Deferred tax assets	73	65
Other net current assets	274	(1,049)
	7,851	7,034

Select financial data (Consolidated) - as per US GAAP

Income statement for the three months ended

in United States Dollar millions, except per share data
	June 30, 2006	June 30, 2005	Year-on-year Growth (%)	March 31, 2006	Sequential Growth (%)
Revenues	660	476	38.7	593	11.3
Cost of revenues	389	274	42.0	354	9.9
Gross profit	271	202	34.2	239	13.4
Operating expenses
Selling and marketing expenses	45	32	40.6	34	32.4
General and administrative expenses	56	37	51.4	49	14.3
Total operating expenses	101	69	46.4	83	21.7
Operating income	170	133	27.8	156	9.0
Gain on sale of long term investment	1	-	-	-	-
Other income, net	28	7	300.0	16	75.0
Income before income taxes and minority interest	199	140	42.1	172	15.7
Provision for income taxes	23	18	27.8	18	27.8
Income before minority interest	176	122	44.3	154	14.3
Minority interest	2	-	-	2	-
Net income	174	122	42.6	152	14.5
Earnings per equity share*
Basic	0.63	0.45	40.0	0.56	12.5
Diluted	0.62	0.43	44.2	0.54	14.8
* Not adjusted for stock split

Balance sheet as at

in United States Dollar millions
	June 30, 2006	March 31, 2006
Cash and cash equivalents	392	889
Investments in liquid mutual fund units	358	170
Trade accounts receivable, net of allowances	408	361
Property plant and equipment, net	496	491
Total assets	1,938	2,066
Minority interests	2	15
Total stockholders' equity	1,725	1,837

Additional information to shareholders

Ratio analysis - Indian GAAP (Consolidated)

	Quarter ended
	June 30, 2006	June 30, 2005	March 31, 2006
Software development expenses / total revenue (%)	55.26	53.31	54.19
Gross profit / total revenue (%)	44.74	46.69	45.81
SG&A expenses / total revenue (%)	15.26	14.63	14.06
Operating profit / total revenue (%)	29.49	32.06	31.75
Tax / PBT (%)	11.67	13.07	10.64
Days Sales Outstanding (DSO)	65	59	62
Cash and cash equivalents / total assets (%)*	43.74	54.87	66.95
ROCE (PBIT / average capital employed) (%) (LTM)	44.75	47.77	45.20
Return on average invested capital (%)* (LTM)	71.57	87.16	98.80
* Investments in liquid mutual fund units have been considered as cash and cash equivalents for the above ratio analysis

LTM - Last Twelve Months

Additional information

The following information for the quarter ended June 30, 2006 is available in the Investors' section of our website (www.infosys.com)

  Indian GAAP - Standalone :

1. Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter ended June 30, 2006, and the related Auditors' Report

2. At a glance

3. Ratio Analysis

  Indian GAAP - Consolidated :

Audited Balance Sheet, Profit & Loss Account, Cash Flow Statement, Schedules and Notes on Accounts for the quarter ended June 30, 2006 and the related Auditors' Report

  US GAAP :

1. Quarterly Report on Form 6-K for the quarter ended June 30, 2006, filed with the United States Securities and Exchange Commission, including the US GAAP Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Risk Factors

2. At a glance

  Shareholder Information
  Addresses of offices and subsidiaries

This Report is furnished to investors for informational purposes only. Investors should continue to rely on the official filed versions of financial statements and related information and not rely on this Report while making investment decisions. Investors in our securities registered and traded in the United States of America should rely on official filings with the United States Securities and Exchange Commission.

Safe Harbor

Certain statements in this Report are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to our expectations regarding revenues for fiscal 2006 and our expectations regarding consolidated earnings per American Depositary Share. Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. The filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.